August 16, 2019

VIA EDGAR AND HAND DELIVERY

Katherine Bagley Staff Attorneys Division of Corporation Finance Office of Consumer Products U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LMP Automotive Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 26, 2019

File No. 333-232172

Dear Ms. Bagley:

On behalf of LMP Automotive Holdings, Inc. (the “Company”), we are transmitting the following responses to the letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 2, 2019, containing the Staff’s comments regarding Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on July 26, 2019. Simultaneous herewith, the Company is filing an Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which incorporates revisions to address the Staff’s comments and to update other disclosures. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 2 marked to indicate changes from the original filing. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text. The page references in our responses are to the pages in the filed version of Amendment No. 2.

Risk Factors, page 7

1. We note your revised disclosure on page 22 regarding the risk that certain historical payments you made may have an adverse effect upon you. With a view to understanding the scope and materiality of this risk, please tell us the amount of remediation that might be necessary by explaining how many investors were introduced to you and how much the investors invested in you as a result of the consultant’s involvement.

RESPONSE: As a result of the consultant’s involvement, the Company was introduced to nine of its investors, in the aggregate amount of $771,102. The total number of shares held by such investors represents less than five percent of the Company’s outstanding shares prior to the Company’s proposed offering, and less than one percent of the Company’s outstanding shares following the proposed offering, assuming the offering is consummated on the terms set forth in the prospectus. No proceeds from the offering would be used in connection with any potential remediation and the maximum amount of remediation costs will be approximately $771,102 plus accrued interest.

Ms. Bagley

August 16, 2019

Certain Relationships and Related Third Party Transactions, page 65

2.	Please revise your disclosure here to reflect your response to prior comment 12 or tell us why you do not believe a revision is necessary pursuant to Item 404(d) of Regulation S-K.

RESPONSE: The Company has revised the Registration Statement on page 65 to disclose the information required pursuant to Item 404(d) of Regulation S-K.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact me at 212-326-0820 or ali.panjwani@pryorcashman.com.

Very truly yours,

/s/ M. Ali Panjwani, Esq.

M. Ali Panjwani, Esq.
Pryor Cashman LLP

Enclosure

cc:

Robert Babula

James Allegretto

Mara Ransom

Division of Corporation Finance, SEC

Samer Tawfik

LMP Automotive Holdings, Inc.

Stephen E. Older, Esq. and Rakesh Gopalan, Esq.

McGuireWoods LLP